Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, MN 55402-1609

612.607.7000

Fax 612.607.7100

Direct Dial:	(612) 607-7557
E-Mail:	PPazderka@oppenheimer.com

November 14, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549

Attn: Michele Gohlke, Thomas E. Dyer and Martin James

Re:	Optical Sensors Incorporated
Form 10-KSB for the Year Ended December 31, 2004
Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-27600

Dear Ladies and Gentlemen:

On behalf of Optical Sensors Incorporated d/b/a väsamed, we are responding to the comment letter, dated October 28, 2005, from Ms. Michelle Gohlke to Ms. Paulita M. LaPlante of Optical Sensors Incorporated (hereinafter, “the Company”), regarding the Company’s Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 filed with the Securities and Exchange Commission.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated October 28, 2005.

Securities and Exchange Commission

November 14, 2005

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Note 4. Purchase of Non-invasive Cardiac Output (NICO) Technology, page 38

1. In your critical accounting policy and estimates section on page 16, specifically purchased in-process research and development expense (IPR&D), you state that you acquire technology from others and in those cases where the technology/projects have not received regulatory approval and have no alternative future use you record these projects as IPR&D. We note that in 2004 you acquired the Steorra device and reflected such technology as IPR&D expenditures. If in the future you acquire significant technology which is reflected in your statements of operations as IPR&D, provide in future filings the following disclosures in the notes to your financial statements:

•	Disclose the appraisal method used to value IPR&D costs acquired;

•	Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project’s cash flows and period in which material net cash inflows from significant projects are expected to commence;

•	Describe each significant IPR&D project acquired; and

•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

Response: The Company will provide in future filings the recommended disclosures in the notes to its financial statements.

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

Response: The Company will provide in future filings the recommended disclosures in the notes to its financial statements. The Company wishes to note that it currently has no uncompleted IPR&D projects.

Additionally, in your MD&A in subsequent filings, provide a detail discussion of the status of your efforts for completion of the R&D project(s) and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.

Response: The Company will provide in future filings the recommended detail discussions in its MD&A.

Securities and Exchange Commission

November 14, 2005

Form 10-QSB for the Quarter Ended June 30, 2005

Item 2. Management’s Discussion and Analysis, page 12 -Overview, page 12

2. In future filings, starting with your next Form 10-QSB, discuss in detail the status of your efforts in completing the AcQtrac ICG including the anticipated completion date and the date you will begin benefiting from the technology. Your discussion should include the total future expenditures for such requirements as enhancements and marketing of the AcQtrac until the commercial launch of the product.

Response: The Company will disclose in its 10-QSB filing for September 30, 2005 that the AcQtrac ICG development project was completed and that commercial launch commenced in August 2005.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the registration statement or Form 10-KSB. As requested, attached is an acknowledgement statement from the Company.

Very truly yours,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

Enclosures

cc:	Paulita M. LaPlante
Wesley G. Peterson